UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Chapman, Lynn C.
   Netrix Corporation
   13595 Dulles Technology Drive
   Herndon, Virginia  20171
   USA
2. Issuer Name and Ticker or Trading Symbol
   Netrix Corporation
   (NTRX)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President & Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|05/22/|S   | |10,000            |D  |$9.71      |                   |      |                           |
5 per share(1)             |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|05/23/|S   | |20,000            |D  |$9.53      |                   |      |                           |
5 per share(1)             |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|05/24/|S   | |21,667            |D  |$8.13      |                   |      |                           |
5 per share(1)             |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, Par value $.0|05/25/|S   | |20,000            |D  |$8.29      |                   |      |                           |
5 per share(1)             |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|05/26/|S   | |20,000            |D  |$6.54      |10,000             |D     |                           |
5 per share(1)             |00    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Time Options (Right to|$2.33   |     |    | |           |   |veste|05/19|Common Stock|5,000  |       |5,000       |D  |            |
 Buy)(2)              |        |     |    | |           |   |d    |/03  |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |     |    | |           |   |veste|05/11|Common Stock|10,000 |       |10,000      |D  |            |
 Buy)(2)              |        |     |    | |           |   |d    |/04  |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |     |    | |           |   |veste|02/16|Common Stock|10,000 |       |10,000      |D  |            |
 Buy)(2)              |        |     |    | |           |   |d    |/05  |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |     |    | |           |   |veste|09/07|Common Stock|15,000 |       |15,000      |D  |            |
 Buy)(2)              |        |     |    | |           |   |d    |/05  |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |     |    | |           |   |(3)  |03/11|Common Stock|29,000 |       |29,000      |D  |            |
 Buy)(2)              |        |     |    | |           |   |     |/07  |            |       |       |            |   |            |
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Time Options (Right to|$3.13   |     |    | |           |   |(4)  |05/07|Common Stock|100,000|       |100,000     |D  |            |
 Buy)(2)              |        |     |    | |           |   |     |/08  |            |       |       |            |   |            |
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Time Options (Right to|$2.50   |     |    | |           |   |veste|09/29|Common Stock|50,000 |       |50,000      |D  |            |
 Buy)(2)              |        |     |    | |           |   |d    |/09  |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |     |    | |           |   |veste|03/20|Common Stock|72,000 |       |72,000      |D  |            |
 Buy)(2)              |        |     |    | |           |   |d    |/06  |            |       |       |            |   |            |
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Time Options (Right to|$26.75  |02/16|A   | |75,000     |A  |(5)  |02/16|Common Stock|75,000 |       |75,000      |D  |            |
 Buy)                 |        |/00  |    | |           |   |     |/10  |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |05/22|M   | |10,000     |D  |     |     |Common Stock|10,000 |       |0           |D  |            |
 Buy)                 |        |/00  |    | |           |   |     |     |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |05/23|M   | |5,000      |D  |     |     |Common Stock|5,000  |       |0           |D  |            |
 Buy)                 |        |/00  |    | |           |   |     |     |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |05/23|M   | |15,000     |D  |     |     |Common Stock|15,000 |       |0           |D  |            |
 Buy)                 |        |/00  |    | |           |   |     |     |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |05/24|M   | |15,000     |D  |     |     |Common Stock|15,000 |       |0           |D  |            |
 Buy)                 |        |/00  |    | |           |   |     |     |            |       |       |            |   |            |
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Time Options (Right to|$3.13   |05/24|M   | |6,667      |D  |     |     |Common Stock|6,667  |       |93,333      |D  |            |
 Buy)                 |        |/00  |    | |           |   |     |     |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |05/25|M   | |20,000     |D  |     |     |Common Stock|20,000 |       |52,000      |D  |            |
 Buy)                 |        |/00  |    | |           |   |     |     |            |       |       |            |   |            |
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Time Options (Right to|$2.33   |05/26|M   | |20,000     |D  |     |     |Common Stock|20,000 |       |32,000      |D  |            |
 Buy)                 |        |/00  |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) These transactions represent exercise and immediate sale of stock options, as reflected herein on Table II.
(2) These option grants inadvertantly omitted from previous Form 4 filing.
(3) Options to purchase shares of Common Stock vest ratably on the monthly anniversary of the date of grant over a period of five years from the date of grant (1.67% of total grant per month). As of May 31, 2000, the option grant is vested with respect to 18,366 options.
(4) Options to purchase shares of Common Stock vested with respect to 20% of the options on May 7, 1998. The remaining options vest ratably on the monthly anniversary of the date of grant over a period of five years from June 1998 through the fourth anniversary of the date of grant (2.22% of total grant per month). As of May 31, 2000, the option grant is vested with respect to 46,667 options.
(5) Options to purchase shares of Common Stock vested and became exercisable as to 8.37% of these options on the date of grant, and the remainder will vest and become exercisable in each subsequent month, on the anniversary of the date of grant, to the extent of 8.33% of these options.
SIGNATURE OF REPORTING PERSON
/s/ Lynn C. Chapman
DATE
May 31, 2000